Mail Stop 4561

May 16, 2006

Mr. Ronald E. Salluzzo
Chief Financial Officer
Harris Interactive, Inc.
135 Corporate Woods
Rochester, NY 14623

> **Re:** **Harris Interactive, Inc.**
> **Form 10-K for the year ended June 30, 2005**
> **Filed September 13, 2005**
> **File No. 0-27577**

Dear Mr. Salluzzo:

We have reviewed your response letter dated April 14, 2006 and have the following additional comment. As previously stated, this comment requires amendment to the referenced filings previously filed with the Commission. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended June 30, 2005

Consolidated Statements of Cash Flows, page 48

1.   We note your response to comment 1 and the revised statement of cash flow presentation for the nine months ended March 31, 2005. With respect to your revised presentation, we have the following additional comments:

- We are unclear why you have included an amount labeled "Decrease in cash from discontinued operations" beneath "Net (decrease) in cash and cash equivalents." Please revise your presentation to include this amount within operating, investing, or financing activities.

- Please revise to provide a more descriptive label to identify the nature of the items currently identified only as "discontinued operations."

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.

Sincerely,

Steven Jacobs
Accounting Branch Chief